Stradley Ronon Stevens & Young, LLP
Suite 2600
2005 Market Street
Philadelphia, PA 19103-7018
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

Don E. Felice

dfelice@stradley.com

(215) 564-8794

December 30, 2020

Via Edgar

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  HC Capital Trust (“Registrant”)

 File Nos.: 33-87762 and 811-08918

Dear Mr. Orlic:

This correspondence is being provided to you in response to your comments communicated during our December 22, 2020 telephone conversation with respect to the Registrant’s preliminary proxy statement filed on December 17, 2020.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1.	You requested that cross references to the appendices containing the pro formas be bolded.

Response:        The disclosure will be revised as requested.

2.	As there are no non-routine proposals, you requested that information on the treatment of broker non-votes be removed.

Response:        The disclosure will be revised as requested.

December 30, 2020

3.	You requested that the Registrant ensure that the control persons of each Specialist Manager described in Appendix O be identified.

Response:        The disclosure will be revised as requested.

4.	With respect to the proxy cards, you requested that:

a.	The sentence “Unless otherwise marked on the reverse side, this proxy is given with authority to vote FOR the proposal noted on the reverse side” be bolded;
b.	A statement that the proxies are being solicited on behalf of the Board be added and bolded; and
c.	A sentence be added stating that the proxies will be voted as directed.

Response:        The disclosure will be revised as requested.

Very truly yours,

Don E. Felice